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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tramford International Limited

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

G89935-10-3

(CUSIP Number)

Beijing Holdings Limited
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road, Wanchai
Hong Kong

Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
212-407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G89935-10-3			Page 2 of 6

1.	Name of Reporting Person: Beijing Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (See Item 3 below)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Hong Kong Special Administrative Region of the People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,486,682

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 5,486,682

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,486,682

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 60.11%

14.	Type of Reporting Person (See Instructions): IV

2

     Schedule 13D
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Tramford International Limited, a company incorporated under the laws of the British Virgin Islands (“Tramford”). Tramford’s executive office is located at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.
Item 2. Identity and Background
     This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in making investments. The address of the principal business office of Beijing Holdings is Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Sale and Purchase Agreement dated as of September 13, 2005 between Beijing Holdings and the Company (the “Agreement”), Tramford would acquire 51% of the issued and outstanding stock of Future Solutions Development Inc. (“FSD”) and the consideration of the acquisition was the 2,233,800 shares of common Stock of Tramford (the “Shares”) to be issued by Tramford to Beijing Holdings at the approximate price of US$2.73 per share. The closing of the transaction took place on October 31, 2005.

Item 4. Purpose of Transaction
     The purpose of the transaction was to enable Tramford to acquire a controlling stake in FSD and the Reporting Person to increase in investment in Tramford. The Reporting Person also entered into an option agreement with Tramford on September 13, 2005 (the “Option Agreement”) that Tramford has an option to purchase the remaining 49% equity interest of FSD within 12 months from the date of the special resolution of shareholders of Tramford approving the Agreement and the Option Agreement. The special resolution of shareholders of Tramford was passed on October 21, 2005. The exercise price of the Option is 2,146,200 shares of newly issued Tramford Common Stock at approximately US$2.73 per share.
     Except as may be provided herein or in the Agreement and the Option Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in Tramford; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Tramford or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Tramford or any of its subsidiaries; (vi) any change in the present board of directors or management of Tramford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Tramford; (vi) any other material change in Tramford’s corporate structure, (vii) any changes in Tramford’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tramford by any person; (viii) causing a class of securities of Tramford to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Tramford to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Beijing Holdings is the beneficial owner of 5,486,682 shares of Common Stock, representing approximately 60.11% of the total issued and outstanding Common Stock.

(b)	Beijing Holdings has sole investment and holding power owe 5,486,682 shares of Common Stock.

(c)	Other than the Shares, the Reporting Person did not purchase shares of Common Stock of Tramford during the past 60 days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, as the proceeds from the sale of the shares owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Tramford, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.
     A summary of the Agreement and the Option Agreement, which are incorporated herein by reference, is provided in Item 4 herein.
Item 7. Material to be Filed as Exhibits
     Exhibit 1 — Sale and Purchase Agreement dated September 13, 2005
     Exhibit 2 — Option Agreement dated September 13, 2005

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2005

BEIJING HOLDINGS LIMITED
By:	/s/ Zhao Chang Shan
	Name:	Zhao Chang Shan
	Title:	Director